UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Paul D. Bell
   One Dell Way
   TX, Round Rock 78682-2244
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and President, Europe, Middle East and Africa
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |3/27/ |M   | |35000             |A  |$1.487     |                   |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/27/ |S   | |35000             |D  |$56.50     |                   |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/28/ |M   | |115000            |A  |$1.487     |115000             |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |3421               |I     |Employer 401(k) Plan       |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Nonqualified Stock Opt|$1.487  |3/27/|M   | |35000      |D  |1    |6/27/|Common Stock|35000  |N/A    |            |D  |            |
ions                  |        | 2000|    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.487  |3/28/|M   | |115000     |D  |1    |6/27/|Common Stock|115000 |N/A    |298000      |D  |            |
ions                  |        | 2000|    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$3.071  |     |    | |           |   |2    |11/22|Common Stock|       |       |96000       |D  |            |
ions                  |        |     |    | |           |   |     |/06  |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |     |    | |           |   |3    |7/18/|Common Stock|       |       |147200      |D  |            |
ions                  |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$12.738 |     |    | |           |   |4    |3/20/|Common Stock|       |       |101996      |D  |            |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$16.672 |     |    | |           |   |5    |3/5/0|Common Stock|       |       |59984       |D  |            |
ions                  |        |     |    | |           |   |     |8    |            |       |       |            |   |            |
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Nonqualified Stock Opt|$28.899 |     |    | |           |   |6    |7/17/|Common Stock|       |       |346060      |D  |            |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$30.43  |     |    | |           |   |7    |3/26/|Common Stock|       |       |58461       |D  |            |
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$44.6875|     |    | |           |   |8    |9/23/|Common Stock|       |       |100700      |D  |            |
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Exercisable in accordance with the following schedule: 74,000 shares currently exercisable and 224,000 shares on 7/29/01.
2. Exercisable in accordance with the following schedule: 32,000 shares on 11/22 of each year from 1999 through 2001.
3. Exercisable in accordance with the following schedule: 36,800 shares on 7/18 of each year from 1999 through 2002.
4. Currently exercisable.
5. Exercisable in accordance with the following schedule: 11,996 shares on 3/5/99, 3/5/00 and 3/5/02 and 11,998 on 3/5/01 and 3/5/03.
6. Exercisable in accordance with the following schedule: 22,840 shares on 7/17/99 and 7/17/00 , 69,212 shares on 7/17/01, 7/17/02 and 7/17/03 and 46,372 shares on 7/17/04 and 7/17/05.
7. Exercisable according to the following schedule: 14, 615 shares on 3/26 of each year from 2000 through 2001 and 29,231 shares on 3/26/02.
8. Exercisable according to the following schedule: 20,140 shares on 9/23 of each year from 2000 through 2004.